Wilks SC 13DA

Exhibit 99.6

POWER OF ATTORNEY

I, Matthew D. Wilks, hereby confirm that I have authorized and designated Javier Rocha to execute and file on my behalf all SEC forms (including any amendments thereto) that I may be required to file with the United States Securities and Exchange Commission and to perform any other actions in connection with the above, as a result of my position with, or my direct or indirect ownership of, or transaction in securities of, Dawson Geophysical Company. The authority of such individual under this Statement shall continue for as long as I am required to file such forms, unless earlier terminated by my delivery of a written revocation of this authorization to Javier Rocha. I hereby acknowledge that such individual is not assuming any of my responsibilities to comply with any of the requirements of the Securities Exchange Act of 1934, as amended.

Dated:	June 29, 2023

By:	/s/ Matthew D. Wilks
Matthew D. Wilks